NEWS RELEASE                                                       Exhibit 99.1

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                                    (504) 872-2100
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FOR IMMEDIATE RELEASE
WEDNESDAY, JULY 26, 2000


                         GULF ISLAND FABRICATION, INC.
                        REPORTS SECOND QUARTER EARNINGS

     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $1.0 million ($.09 diluted EPS) on revenue of $28.4 million for its second quarter ended June 30, 2000, compared to net income of $2.0 million ($.17 diluted EPS) on revenue of $28.1 million for the second quarter ended June 30, 1999. Net income for the first six months of 2000 was $2.1 million ($.18 diluted EPS) on revenue of $60.1 million, compared to net income of $3.9 million ($.33 diluted EPS) on revenue of $58.4 million for the first six months of 1999.

     At June 30, 2000, the company had a revenue backlog of $30.0 million and a labor backlog of approximately 506 thousand man-hours remaining to work.


                      SELECTED BALANCE SHEET INFORMATION
                                (in thousands)


                                                       June 30,     December 31,
                                                         2000           1999
                                                      ----------   -------------

     Cash and short-term investments                   $ 21,139       $ 15,750
     Total current assets                                50,553         47,154
     Property, plant and equipment, at cost, net         42,073         43,664
     Total assets                                        96,776         95,049
     Total current liabilities                           13,746         15,367
     Debt                                                     -              -
     Shareholders' equity                                79,180         76,618
     Total liabilities and shareholders' equity          96,776         95,049

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales.

                                       1
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                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (in thousands, except per share data)


                                                            Three Months Ended                   Six Months Ended
                                                                June 30,                             June 30,
                                                      ---------------------------         ---------------------------
                                                        2000               1999               2000            1999
                                                      ---------       -----------         ----------      ------------
Revenue                                               $28,380             $28,106           $60,121         $58,435
Cost of revenue                                        25,930              24,093            55,123          50,196
                                                      -------             -------           -------         -------
Gross profit                                            2,450               4,013             4,998           8,239
General and administrative expenses                     1,036                 989             2,160           2,271
                                                      -------             -------           -------         -------
Operating  income                                       1,414               3,024             2,838           5,968
Other income (expense):
 Interest  expense                                         11                 (14)               (7)            (35)
 Interest income                                          293                 166               612             267
 Other - net                                              (44)                (39)             (101)             10
                                                      -------             -------           -------         -------
                                                          260                 113               504             242
                                                      -------             -------           -------         -------
Income before income taxes                              1,674               3,137             3,342           6,210
Income taxes                                              646               1,182             1,207           2,330
                                                      -------             -------           -------         -------
Net income                                            $ 1,028             $ 1,955           $ 2,135         $ 3,880
                                                      =======             =======           =======         =======
Per share data:
 Basic earnings per share                             $  0.09             $  0.17           $  0.18         $  0.33
                                                      =======             =======           =======         =======
 Diluted earnings per share (1)                       $  0.09             $  0.17           $  0.18         $  0.33
                                                      =======             =======           =======         =======
Weighted-average shares                                11,664              11,638            11,651          11,638
                                                      =======             =======           =======         =======
Adjusted weighted-average shares (1)                   11,768              11,707            11,740          11,681
                                                      =======             =======           =======         =======
Depreciation and amortization
 included in expense above                            $ 1,175             $ 1,251           $ 2,399         $ 2,452
                                                      =======             =======           =======         =======

(1)  The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.